EXHIBIT III

PRESS RELEASE
APRIL 23, 2004

OCR - CONTRACT STATUS EIRIK RAUDE
Stavanger, Norway

With reference to today's article in the newspaper Finansavisen, Ocean Rig wish to clarify that the Eirik Raude, following the Weymouth well, has a contract with Repsol offshore Cuba. The Repsol contract, including the return to Canadian waters is expected to last to July/August 2004 as written in our latest company presentation. The Wemouth well is expected to be completed in early May.

Ocean Rig owns and operates two of the worlds largest and most modern drilling-rigs, built for ultra deep waters and extreme weather conditions. The units are currently operating offshore Angola and off the east coast of Canada.

NOTE: THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS (WITHIN THE MEANING OF SECTION 27A OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND
SECTION 21E OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934, AS AMENDED) WHICH REFLECT THE COMPANY'S CURRENT VIEWS WITH RESPECT TO CERTAIN FUTURE EVENTS AND FINANCIAL PERFORMANCE. ACTUAL EVENTS OR RESULTS MAY DIFFER MATERIALLY FROM THOSE PROJECTED OR IMPLIED IN SUCH FORWARD-LOOKING STATEMENTS. THE FOLLOWING IMPORTANT FACTORS, AMONG OTHER, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED OR IMPLIED IN ANY FORWARD-LOOKING STATEMENTS: (I) THE LIMITED OPERATIONS AND OPERATING HISTORY OF THE COMPANY; (II) THE FAILURE OF THE BINGO 9000 DESIGN TO PERFORM SATISFACTORILY OR THE COMPANY'S FAILURE TO ADEQUATELY PROTECT THE PROPRIETARY NATURE OF THE BINGO 9000 DESIGN; (III) THE COMPANY'S SIGNIFICANT LEVERAGE OR INABILITY TO GENERATE SUFFICIENT CASH-FLOW TO MEET ITS DEBT SERVICE REQUIREMENTS; (IV) THE COMPANY'S INABILITY TO MEET ANY FUTURE CAPITAL REQUIREMENTS; (V) THE COMPANY'S INABILITY TO RESPOND TO TECHNOLOGICAL CHANGES; (VI) THE IMPACT OF CHANGED CONDITIONS IN THE OIL AND GAS INDUSTRY; (VII) THE OCCURRENCE OF ANY ACCIDENTS INVOLVING THE COMPANY OR ITS ASSETS; (VIII) CHANGES IN GOVERNMENTAL REGULATIONS, PARTICULARLY WITH RESPECT TO ENVIRONMENTAL MATTERS; (IX) INCREASED COMPETITION OR THE ENTRY OF NEW COMPETITORS INTO THE COMPANY'S MARKETS; AND (X) UNFORESEEN OCCURRENCES IN ANY OF THE AREAS IN WHICH THE COMPANY MAY CONDUCT ITS OPERATIONS, SUCH AS WAR, EXPROPRIATION, NATIONALIZATION, RENEGOTIATION OR NULLIFICATION OF EXISTING LICENSES OR TREATIES, TAXATION AND RESOURCE DEVELOPMENT POLICIES, FOREIGN EXCHANGE RESTRICTIONS, CHANGING POLITICAL CONDITIONS AND OTHER RISKS RELATING TO FOREIGN GOVERNMENTAL SOVEREIGNTY OVER CERTAIN AREAS IN WHICH THE COMPANY WILL CONDUCT OPERATIONS. DUE TO SUCH UNCERTAINTIES AND RISKS, INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE UPON SUCH FORWARD-LOOKING STATEMENTS. REFERENCE SHOULD BE MADE TO THE COMPANY'S FILINGS WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION.

For further information, please contact Geir Aune, Executive Chairman at
tel: +47   51 96 90 00.

Stavanger, April 23, 2004
Ocean Rig ASA



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